UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 13, 2019

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 13, 2019	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2019 RESULTS

Highlights

•
Reported GAAP net loss of $19.9 million, or $0.07 per share, and adjusted net loss(1) of $21.2 million, or $0.08 per share, in the third quarter of 2019 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $27.8 million.

•
Secured strong fourth quarter of 2019 to-date spot tanker rates of $38,000 and $30,500 on average per day for Teekay Tankers' Suezmax and Aframax fleet, an increase of 133 percent and 105 percent, respectively, compared to the third quarter of 2019.

•
Approximately 90 percent of Teekay Tankers’ fleet is currently trading in the spot tanker market; every $5,000 per day increase in spot tanker rates results in approximately $95 million, or $0.35 per share, in additional annual net income.

•
Transitioning away from the current formulaic dividend policy to focus on delevering balance sheet, building net asset value, and reducing cost of capital (refer to CEO Commentary and Summary of Recent Events sections below for more details).

•	Signed term sheet for a new 5-year, $595 million revolving credit facility to refinance a majority of Teekay Tankers’ fleet on substantially similar terms.

Vancouver, Canada, November 13, 2019 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2019:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2019	June 30, 2019	September 30, 2018
GAAP FINANCIAL COMPARISON
Total revenues	182,304	202,277	175,915
(Loss) income from operations	(4,873)	5,051	(2,166)
Net loss	(19,850)	(14,307)	(17,484)
Loss per share	(0.07)	(0.05)	(0.07)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	27,837	36,197	27,750
Adjusted net loss (1)	(21,173)	(12,142)	(18,001)
Adjusted loss per share (1)	(0.08)	(0.05)	(0.07)
Free cash flow (1)	11,735	19,383	12,558
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Third Quarter of 2019 Compared to Second Quarter of 2019
GAAP net loss and non-GAAP adjusted net loss for the third quarter of 2019 increased compared to the prior quarter. The change was primarily due to lower average spot tanker rates in the third quarter of 2019, partially offset by lower

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

operating expenses. GAAP net loss in the third quarter of 2019 included unrealized gains on derivative instruments, while GAAP net loss in the second quarter of 2019 included unrealized losses on derivative instruments.

Third Quarter of 2019 Compared to Third Quarter of 2018
GAAP net loss and non-GAAP adjusted net loss for the third quarter of 2019 increased compared to the same period of the prior year, primarily due to more scheduled dry dockings in the third quarter of 2019 and the expiration of fixed rate time charter-out contracts that had higher rates, partially offset by higher average spot tanker rates in the third quarter of 2019.

CEO Commentary
“As expected, crude spot tanker rates declined from the second to the third quarter of 2019, mainly due to normal seasonality,” commented Kevin Mackay, Teekay Tankers’ President and CEO. “Crude spot tanker rates subsequently began to firm in September 2019 on the back of stronger market fundamentals. Against that supportive fundamental backdrop, a series of market events in late-September and into October 2019 drove rates to the highest levels since the peak of the super cycle in 2008. Teekay Tankers has been able to benefit from this strengthening tanker market as evidenced by the strong Suezmax and Aframax tanker rates we have secured in the fourth quarter of 2019 to-date, which have so far averaged approximately 133 percent and 105 percent higher than rates we earned in the third quarter of 2019, respectively. Looking ahead, as the strong underlying supply and demand fundamentals persist, we continue to have a positive view of the tanker market into the winter months and 2020.”

“Last year and in early-2019, after consideration of various alternatives, Teekay Tankers entered into several higher-cost sale-leaseback transactions to bolster its liquidity position during a period of pronounced weakness in the tanker market, which enabled us to avoid issuing dilutive common equity or selling assets at less than optimal trough valuations, but resulted in increasing our balance sheet leverage and our overall cost of capital. Therefore, we believe that the most prudent and accretive allocation of our capital at this time is to transition away from our current earnings-based formulaic dividend policy and to instead allocate our growing cash flows towards reducing our financial leverage, which will further build net asset value and reduce our cost of capital. We also believe that having a strong balance sheet should help to narrow the valuation gap between our share price and our net asset value, which would further contribute directly to shareholder returns,” continued Mr. Mackay. “As our balance sheet delevers, Teekay Tankers believes that it will ultimately have greater financial flexibility to allocate capital towards a variety of uses, including returning capital to shareholders through dividends and/or share repurchases and potential vessel acquisitions at attractive times in the tanker cycle. However, given our current strong market position and significant operating leverage, we do not intend to acquire vessels at this time but instead, may seek to crystallize vessel values and further accelerate our balance sheet delevering by opportunistically selling some of our existing assets as values continue to strengthen.”

Mr. Mackay added, “To improve the marketability of Teekay Tankers’ shares to a broader base of potential investors, we have decided to increase the market price of the Company’s common shares through a one-for-eight reverse stock split. This change is expected to take effect at the opening of the market on November 25, 2019.”

With regard to the IMO 2020 regulations, Mr. Mackay highlighted, “On January 1, 2020, the shipping industry will move to a new emissions standard based on 0.5 percent sulphur fuel. Teekay Tankers fully supports the use of cleaner burning fuels across the industry as it aligns directly with our core value of Sustainability. Our journey towards ensuring compliance with these new regulations has been three years in the making and having commenced purchasing these lower sulphur, cleaner burning fuels in recent weeks, we are confident that our extensive preparations will result in a seamless transition to operating with the new fuel standard.”

“With significant operating leverage, expected increases in asset values and the potential to close the valuation gap, we believe that Teekay Tankers is one of the best positioned companies in our sector to create shareholder value both in the near-term and over time. We look forward to presenting at our Teekay Group investor and analyst meeting tomorrow morning starting at 8:30 am in New York, which will include more in-depth discussions on our strategy and financial position, our views on the tanker market, and our IMO 2020 preparations.”

Summary of Recent Events
In October 2019, Teekay Tankers entered into one-year time charter-out contracts for three Suezmax tankers at an average rate of approximately $37,500 per day, two of which commenced in mid-October 2019 and one in early-November 2019.

In November 2019, the Company made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital. As Teekay Tankers’ balance sheet delevers, the Company believes that it will ultimately have greater financial flexibility to allocate capital towards a variety of uses, including returning capital to shareholders through dividends and/or share repurchases and potential vessel acquisitions at attractive times in the tanker cycle.

Also in November 2019, Teekay Tankers' Board of Directors determined to effect a one-for-eight reverse stock split of the Company's Class A common shares, par value $0.01 per share, and Class B common shares, par value $0.01 per share, which will be approved by its controlling shareholder, Teekay Corporation. The reverse stock split is expected to take effect, and the Company's Class A common shares are expected to begin trading on a split-adjusted basis on the New York Stock Exchange (NYSE), as of the opening of trading on November 25, 2019. The trading symbol for the Company's Class A common shares will remain "TNK." The CUSIP number of Y8565N 300 will be assigned to the Company's Class A common shares when the reverse stock split becomes effective. When the reverse stock split becomes effective, every eight of the Company's issued common shares will be combined into one issued common share, without any change to the par value per share. This will reduce the number of outstanding Class A and B common shares from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively. No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fraction of a common share of the Company will be entitled to receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's Class A common shares on the NYSE on November 22, 2019. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after November 25, 2019. Such beneficial holders may contact their bank, broker, or nominee for more information.

In November 2019, the Company signed a term sheet to refinance 36 vessels with a new 5-year, $595 million revolving credit facility. When completed, the facility will replace three of Teekay Tankers' existing loan facilities that currently have an aggregate availability of $510 million, of which $495 million was drawn. The new facility, which will have substantially similar terms and will extend balloon maturities from 2020/2021 until late-2024, is expected to be completed in December 2019.

3

Tanker Market
Crude tanker spot rates declined during the third quarter of 2019 compared to the second quarter of 2019. This was primarily due to reduced refinery throughput as a result of extended seasonal maintenance to prepare for the implementation of IMO 2020, high tanker fleet growth through the first nine months of 2019, and the impact of continued OPEC oil supply cuts.
Crude tanker spot rates started firming in September 2019 on the back of tighter market fundamentals prior to spiking in late-September and into October 2019 to the highest level since the peak of the super cycle in 2008. The recent volatility in crude tanker spot rates has been driven by a combination of firm underlying supply and demand fundamentals and a series of other events, which have significantly increased tanker fleet utilization. Factors that have driven tanker fleet utilization higher include:

•
Increase in global refinery throughput - According to the International Energy Agency, global refinery throughput is expected to increase by 0.6 million barrels per day (mb/d) quarter-on-quarter in the fourth quarter of 2019, and by 1.1 mb/d year-on-year. This could be further supported by the upcoming IMO 2020 regulations and the need for refiners to increase throughput in order to produce sufficient low sulphur fuel for the marine bunker market.

•
Increase in crude tanker tonne-miles as a result of longer voyage distances - This has been primarily due to an increase in crude oil movements from the Atlantic basin to Asia, driven by the rise in U.S. crude oil exports. U.S. crude oil exports have averaged 2.9 mb/d in 2019 year-to-date vs. 2.0 mb/d in 2018 and are expected to rise further as new pipeline capacity is brought online linking the Permian basin to the U.S. Gulf coast. In October 2019, U.S. crude oil exports have been averaging 3.4 mb/d as a result of new pipeline capacity coming online, including the Cactus II and EPIC pipelines which began operations in the third quarter of 2019.

•
Geopolitical instability in the Middle East region - Following the attacks on Saudi Arabian oil infrastructure on September 14, 2019, Asian buyers have been diversifying their sources of oil supply away from the Middle East, which has further added to the increase in crude oil movements from West to East.

•
Increase in floating storage as a result of IMO 2020 - More than 20 VLCCs are currently being used to store compliant fuels ahead of the new regulations coming into force on January 1, 2020, particularly off Singapore. This is tying up a significant portion of the VLCC fleet and tightening available fleet supply.

•
Slowdown in tanker fleet growth - Global fleet growth in the first nine months of the year was relatively high with net fleet growth of 28 million deadweight tonnes (mdwt), or 4.7 percent. This pace of growth is set to slow considerably with just 7 mid-size tankers scheduled to deliver in the remainder of the year and 44 vessels scheduled to deliver in 2020 (versus 75 deliveries in the first nine months of 2019). As a result, the Company estimates that global tanker fleet growth will fall to approximately 2 percent in 2020 versus expected growth of 5 percent in 2019.

•
Drydocking of ships for scrubber installation - Recent weeks have seen an increase in the number of vessels in the global fleet heading into drydock for the installation of scrubbers ahead of IMO 2020, peaking at close to 9 mdwt of capacity during the third quarter of 2019. This has further squeezed available fleet supply, and will continue to do so in the coming weeks as ship owners look to install scrubbers ahead of the January 1, 2020 implementation date.

These factors have significantly tightened the crude tanker supply / demand balance with the consequence that any near-term disruptions are likely to give rise to significant tanker rate volatility. This point was evidenced at the start of October 2019 when U.S. sanctions on two subsidiaries of leading Chinese state-owned shipping and logistics company COSCO removed up to 50 VLCCs from the spot tanker market and charterers scrambled for replacement tonnage. This led to an extremely sharp spike in crude spot tanker rates in a very short period of time. Crude spot tanker rates have since come off the extreme highs, but remain at firm levels compared to the third quarter of 2019. This illustrates that the tanker market is very tight at the moment and that periods of rate volatility can be expected in the coming months, particularly during the winter when weather-related vessel delays are typical.
Given the above, the tanker market fundamentals are expected to be strong through the upcoming winter months and into 2020 on the back of firm tanker tonne-mile demand, low fleet growth over the next two years, and supportive near-term factors, including the impact of IMO 2020 and geopolitical factors.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(v) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2019(i)	June 30, 2019(i)	September 30, 2018(i)
Time Charter-Out Fleet
Suezmax revenue days	92	91	162
Suezmax TCE per revenue day	$20,488	$17,281	$17,630
Aframax revenue days	—	—	393
Aframax TCE per revenue day	—	—	$20,559
LR2 revenue days	—	—	92
LR2 TCE per revenue day	—	—	$17,732

Spot Fleet
Suezmax revenue days	2,576	2,418	2,476
Suezmax spot TCE per revenue day (ii)	$16,321	$17,267	$15,825
Aframax revenue days	1,821	1,763	1,402
Aframax spot TCE per revenue day (iii)	$14,850	$20,075	$13,693
LR2 revenue days	781	840	644
LR2 spot TCE per revenue day (iv)	$14,686	$15,679	$12,527

Total Fleet
Suezmax revenue days	2,668	2,509	2,638
Suezmax TCE per revenue day	$16,465	$17,268	$15,936
Aframax revenue days	1,821	1,763	1,795
Aframax TCE per revenue day	$14,850	$20,075	$15,197
LR2 revenue days	781	840	736
LR2 TCE per revenue day	$14,686	$15,679	$13,178

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(v)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
Fourth Quarter of 2019 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the fourth quarter of 2019 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE rates per revenue day of approximately $38,000 on average, with 52 percent of the available days fixed(1);

•	The portion of the Aframax fleet trading on the spot market has secured TCE rates per revenue day of approximately $30,500 on average, with 43 percent of the available days fixed(2); and

•
The portion of the Long Range 2 (LR2) product tanker fleet trading on the spot market has secured TCE rates per revenue day of approximately $25,200 on average, with 41 percent of the available days fixed(3).

(1)	Combined average TCE rate includes Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(2)	Combined average TCE rate includes Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(3)	Combined average TCE rate includes Teekay Taurus RSA and non-pool voyage charters.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 4, 2019 (including three committed time charter-out contracts for three Suezmax tankers which commenced in October and November 2019):

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	4	—	4
Total Fixed-Rate Fleet	4	—	4
Spot-rate:
Suezmax Tankers	26	—	26
Aframax Tankers(i)	17	4	21
LR2 Product Tankers(ii)	9	2	11
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	53	6	59
Total Conventional Fleet	57	6	63
STS Support Vessels	2	3	5
Total Teekay Tankers' Fleet	59	9	68

(i)
Includes four Aframax tankers with charter-in contracts that are scheduled to expire in November 2019, December 2019, March 2021 and September 2021, respectively, one with an option to extend for one additional year.

(ii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one additional year.

(iii)	The Company’s ownership interest in this vessel is 50 percent.
Liquidity Update
As at September 30, 2019, the Company had total liquidity of $95.1 million (comprised of $76.7 million in cash and cash equivalents and $18.4 million in undrawn capacity from its revolving credit facilities) compared to total liquidity of $119.5 million as at June 30, 2019.
Investor and Analyst Meeting
Teekay Corporation (Teekay), Teekay LNG Partners L.P. (Teekay LNG) and Teekay Tankers plan to host an investor and analyst meeting on Thursday, November 14, 2019 at 8:30 a.m. (ET) with presentations from the Senior Leadership of Teekay, Teekay LNG and Teekay Tankers. A live webcast of the presentations will be available to the public in advance of the event on Teekay’s website, www.teekay.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. A recording of the webcast will be archived on the same website following the live presentations.
About Teekay Tankers
Teekay Tankers currently owns a fleet of 56 double-hull tankers (including 30 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), and two ship-to-ship support vessels, and also has nine time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Loss, Free Cash Flow, Net Revenues and, commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
In prior periods, the Company reported cash flow from vessel operations (CFVO) as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, Company reporting in its SEC Annual Report on Form 20-F and metrics used by certain investors. Total CFVO and CFVO from Equity-Accounted Joint Venture are replaced with Total Adjusted EBITDA and Adjusted EBITDA from Equity-Accounted Joint Venture, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Adjusted net loss excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net loss before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized gains and losses on derivative instruments and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net loss and equity income (loss), respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net loss, plus depreciation and amortization, unrealized losses from derivative instruments, loss on sales of vessels, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	173,034	186,805	152,047	576,256	432,017
Time-charter revenues	1,909	1,456	12,326	6,775	51,820
Other revenues (2)	7,361	14,016	11,542	34,051	32,202
Total revenues	182,304	202,277	175,915	617,082	516,039

Voyage expenses (1)	(87,726)	(92,668)	(83,048)	(277,733)	(249,974)
Vessel operating expenses	(48,539)	(53,600)	(52,161)	(156,726)	(157,808)
Time-charter hire expenses	(10,637)	(10,792)	(4,317)	(30,877)	(14,697)
Depreciation and amortization	(31,536)	(30,658)	(29,595)	(92,059)	(88,598)
General and administrative expenses	(8,739)	(9,508)	(8,747)	(27,412)	(27,939)
Gain on sale of vessel	—	—	—	—	170
Restructuring charges	—	—	(213)	—	(1,195)
(Loss) income from operations	(4,873)	5,051	(2,166)	32,275	(24,002)

Interest expense	(16,134)	(16,607)	(15,006)	(49,683)	(41,666)
Interest income	138	221	250	724	568
Realized and unrealized gain (loss)
on derivative instruments (3)	1,453	(1,778)	596	(1,172)	4,725
Equity income (loss) (4)	68	(169)	(359)	652	265
Other expense	(502)	(1,025)	(799)	(4,506)	(3,940)
Net loss	(19,850)	(14,307)	(17,484)	(21,710)	(64,050)

Loss per share attributable
to shareholders of Teekay Tankers
- Basic and Diluted	(0.07)	(0.05)	(0.07)	(0.08)	(0.24)

Weighted-average number of total common
shares outstanding
- Basic and Diluted	268,990,399	268,990,399	268,558,556	268,887,485	268,470,804

Number of outstanding shares of common stock at the end of the period	268,990,399	268,990,399	268,558,556	268,990,399	268,558,556

(1)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $9.0 million, $19.5 million and $12.4 million for the three months ended September 30, 2019, June 30, 2019 and September 30, 2018, respectively, and $39.9 million and $56.7 million for the nine months ended September 30, 2019 and September 30, 2018, respectively.

(2)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fees and commission revenues.

(3)
Includes realized gains on interest rate swaps of $0.6 million, $0.8 million and $0.7 million for the three months ended September 30, 2019, June 30, 2019 and September 30, 2018, respectively, and realized gains of $2.4 million and $1.6 million for the nine months ended September 30, 2019 and 2018, respectively. The Company also recognized realized gain of $0.4 million and realized losses of $29 thousand and $0.1 million for the three months ended September 30, 2019, June 30, 2019 and September 30, 2018, respectively, and realized gain of $0.4 million and realized loss of $0.1 million for the nine months ended September 30, 2019 and 2018, respectively, relating to its forward freight agreements.

(4)	Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2019	2019	2018
	(unaudited) (4)	(unaudited) (4)	(unaudited)
ASSETS
Cash and cash equivalents	76,705	35,429	54,917
Restricted cash	2,341	1,916	2,153
Pool receivable from affiliates	562	15,330	56,549
Accounts receivable	52,245	51,451	17,365
Due from affiliates	1,634	1,240	39,663
Current portion of derivative assets	1,878	1,229	2,905
Bunker and lube oil inventory (1)	50,473	63,441	23,179
Prepaid expenses (1)	14,108	10,146	10,917
Other current assets	61,598	48,296	17,943
Total current assets	261,544	228,478	225,591
Restricted cash - long-term	3,437	3,437	3,437
Vessels and equipment – net	1,310,541	1,327,480	1,401,551
Vessels related to finance leases – net	525,597	529,286	482,010
Operating lease right-of-use assets (2)	23,595	19,089	—
Investment in and advances to equity-accounted joint venture	26,418	26,351	25,766
Derivative assets	82	240	2,973
Intangible assets – net	9,955	10,498	11,625
Other non-current assets	910	1,010	74
Goodwill	8,059	8,059	8,059
Total assets	2,170,138	2,153,928	2,161,086

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	101,343	103,980	52,002
Short-term debt (3)	50,000	15,000	—
Due to affiliates	1,241	12,320	18,570
Current portion of derivative liabilities	—	—	57
Current portion of long-term debt	101,295	101,264	106,236
Current obligations related to finance leases	24,875	24,397	20,896
Current portion of operating lease liabilities (2)	16,405	12,224	—
Other current liabilities	255	316	—
Total current liabilities	295,414	269,501	197,761
Long-term debt	507,665	491,962	629,170
Long-term obligations related to finance leases	396,059	402,539	354,393
Long-term operating lease liabilities (2)	7,190	6,865	—
Other long-term liabilities	37,474	37,166	32,829
Derivative liabilities	49	—	—
Equity	926,287	945,895	946,933
Total liabilities and equity	2,170,138	2,153,928	2,161,086

(1)
Commencing in 2019, the Company is separately presenting bunker and lube oil inventory on its balance sheets. Such amounts were previously classified as prepaid expenses. Bunker and lube oil inventory has increased significantly commencing in the first quarter of 2019 as a result of changes to the Company’s RSAs whereby the Company now directly procures and has legal title to the bunker fuel for the vessels in the RSAs, with such assets being used as collateral for the new loan to finance its pool management operations entered into by the Company. Bunker and lube oil inventory is stated at cost which is determined on a first-in, first-out basis. Comparative figures have been reclassified to conform to the presentation adopted in the current period.

(2)
Upon adoption of the new lease accounting standard on January 1, 2019, the Company's chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in increases in the Company’s assets and liabilities of $23.6 million and $19.1 million at September 30, 2019 and June 30, 2019, respectively. This adoption had no impact on the Company’s Consolidated Statements of Loss.

(3)	Short-term debt relates to the Company’s loan to finance its pool management operations that was initially drawn during the first quarter of 2019.

(4)
In late 2018, the Company initiated a new RSA structure under a newly formed subsidiary, Teekay Tankers Chartering Pte. Ltd (TTCL). In the third quarter of 2019, the Company had substantially completed the transition of its RSA activities under TTCL. Under the TTCL structure, the balances in the RSA are consolidated, reflecting the Company’s rights and obligations as per the TTCL RSA agreements, whereas the previous RSA structure had an agency agreement and therefore balances were not consolidated. The transition to TTCL has therefore resulted in notable increases in various balance sheet working capital categories.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(21,710)	(64,050)
Non-cash items:
Depreciation and amortization	92,059	88,598
Gain on sale of vessel	—	(170)
Unrealized loss (gain) on derivative instruments	3,960	(3,287)
Equity income	(652)	(265)
Freight tax expense	4,181	3,859
Other	3,690	4,307
Change in operating assets and liabilities	18,685	(17,402)
Expenditures for dry docking	(37,430)	(17,035)
Net operating cash flow	62,783	(5,445)

FINANCING ACTIVITIES
Proceeds from short-term debt	125,000	—
Proceeds from long-term debt, net of issuance costs	56,788	46,128
Scheduled repayments of long-term debt	(76,216)	(92,380)
Prepayments of long-term debt	(109,688)	(102,717)
Prepayments of short-term debt	(75,000)	—
Proceeds from financing related to sales and leaseback of vessels	63,720	156,644
Scheduled repayments of obligations related to finance leases	(18,075)	(8,841)
Cash dividends paid	—	(8,052)
Other	(126)	(92)
Net financing cash flow	(33,597)	(9,310)

INVESTING ACTIVITIES
Proceeds from sale of vessel	—	589
Expenditures for vessels and equipment	(7,210)	(3,463)
Return of capital from equity-accounted joint venture	—	746
Net investing cash flow	(7,210)	(2,128)

Increase (decrease) in cash, cash equivalents and restricted cash	21,976	(16,883)
Cash, cash equivalents and restricted cash, beginning of the period	60,507	75,710
Cash, cash equivalents and restricted cash, end of the period	82,483	58,827

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2019		September 30, 2018
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(19,850)	($0.07)	(17,484)	($0.07)

Add specific items affecting net loss:
Unrealized gain on derivative instruments (2)	(405)	—	(4)	—
Other (3)	(918)	($0.01)	(513)	—
Total adjustments	(1,323)	($0.01)	(517)	—
Adjusted net loss attributable to shareholders of
Teekay Tankers	(21,173)	($0.08)	(18,001)	($0.07)

(1)	Basic per share amounts.

(2)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.

(3)
The amount recorded for the three months ended September 30, 2019 primarily relates to unrealized foreign exchange gains. The amount recorded for the three months ended September 30, 2018 primarily relates to foreign exchange gains, debt issuance costs that were written off in connection with the refinancing of the Company's debt facilities and restructuring charges.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)

Net loss - GAAP basis	(19,850)	(17,484)

Add:
Depreciation and amortization	31,536	29,595
Proportionate share of free cash flow from equity-accounted joint venture	522	92
Equity loss (1)	—	359

Less:
Equity income (1)	(68)	—
Unrealized gain on derivative instruments	(405)	(4)

Free cash flow	11,735	12,558

Weighted-average number of common shares outstanding for the period - basic	268,990,399	268,558,556

(1)	Equity (income) loss relates to the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2019	September 30, 2018
	(unaudited)	(unaudited)
Net loss - GAAP basis	(19,850)	(17,484)
Depreciation and amortization	31,536	29,595
Interest expense, net of interest income	15,996	14,756
Freight tax and other tax expenses	1,435	2,050
EBITDA	29,117	28,917

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange gain	(918)	(1,251)
Realized gain on interest rate swaps	(613)	(711)
Unrealized gain on derivative instruments	(405)	(4)
Equity (income) loss	(68)	359
Other loss – net	—	119
Consolidated adjusted EBITDA	27,113	27,429
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	724	321
Total Adjusted EBITDA	27,837	27,750

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2019		September 30, 2018
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	2,022	1,011	1,363	682
Vessel and other operating expenses	(575)	(287)	(722)	(361)
Depreciation and amortization	(908)	(454)	(903)	(452)
Income (loss) from vessel operations of equity-accounted joint venture	539	270	(262)	(131)

Net interest expense	(403)	(202)	(456)	(228)
Equity income (loss) of equity-accounted joint venture	136	68	(718)	(359)

Equity income (loss) of equity-accounted joint venture	136	68	(718)	(359)
Depreciation and amortization	908	454	903	452
Interest expense, net of interest income	403	202	456	228
Adjusted EBITDA from equity-accounted joint venture	1,447	724	641	321

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets, the occurrence and expected duration of a tanker market recovery, the impact of geopolitical tensions, forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries, estimated growth in global oil demand and supply, future tanker rates, future OPEC oil production, the expected increase in global refinery throughput, the expected increase in U.S. crude oil production, pipeline capacity and exports and the corresponding impact on tanker demand, tanker spot rates and the Company’s full service lightering business, the estimated impact of IMO 2020 regulations on refinery throughput and tanker demand and the estimated increase in and impact of scrubber installations; the effect of delevering and having a strong balance sheet on the Company’s share price, net asset values and cost of capital; the Company’s intentions not to acquire vessels at this time; potential asset sales by the Company; the Company's liquidity and market position; and the timing for completion of the Company’s debt refinancing. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in vessel valuations; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2020; increased costs; the availability under the Company's revolving credit facilities and loans; credit market conditions and the ability of the Company to complete its debt refinancing; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.